Exhibit 2.2

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment (this “Amendment”) to Agreement and Plan of Merger, dated as of December 19, 2003, is by and between Hughes Supply, Inc., a Florida corporation (the “Buyer”), and FS Equity Partners IV, L.P., a Delaware limited partnership (the “Stockholders’ Representative”), and Freeman Spogli & Co. LLC (“FS Management Company”). Capitalized terms used but not defined in this Amendment have the meaning given such terms in the Merger Agreement (defined below).

Background

The Parties have entered into an Agreement and Plan of Merger dated November 26, 2003 (the “Agreement”). The Parties now desire to amend the Agreement as set forth in this Amendment. In consideration of the mutual covenants and agreements set forth below, the Buyer and the Stockholders’ Representative agree as follows:

Terms

1. Section 2.3 of the Agreement is hereby amended by deleting such section and replacing it with the following:

2.3 Deliveries at the Closing. At the Closing, (a) the Stockholders’ Representative and the Company will deliver to the Buyer the various certificates, instruments, and documents referred to in Section 7.1 below, (b) the Buyer will deliver to the Company the various certificates, instruments, and documents referred to in Section 7.2 below and (c) the Buyer will deliver to Freeman Spogli & Co. LLC (the “FS Management Company”) by wire transfer of immediately available funds to the account designated by the Stockholders’ Representative the Net Assets Holdback and the Stockholder Holdback pursuant to Section 2.6 below.

2. Section 2.5(a) of the Agreement is hereby amended by deleting the first sentence thereof and replacing it with the following:

(a) At least five (5) business days prior to the Closing Date, the Company shall deliver to the Buyer a good faith written estimate of the Net Assets Amount as of the close of business on the Closing Date (the “Estimated Closing Date Net Assets Amount”), which shall be subject to the Buyer’s review.

3. Section 2.5(b) of the Agreement is hereby amended by deleting the first sentence thereof and replacing it with the following:

(b) Within twenty (20) days after the Closing Date, the Buyer will prepare and deliver to the Stockholders’ Representative a balance sheet of the Company as of the close of business on the Closing Date (the “Final Closing Date Balance Sheet”), including a calculation of the Net Assets Amount as of the close of business on the Closing Date (the “Closing Date Net Assets Amount”).

4. Section 2.5(b) of the Agreement is hereby amended by adding the following as the last sentence of such section:

(b) Within two (2) business days after the Closing Date, the Buyer will deliver to the FS Management Company, by wire transfer in immediately available funds to the account designated by the FS Management Company, as an increase to the Net Assets Holdback, an amount equal to the cash and cash equivalents (including checks that have been received prior to the close of business on the Closing Date that have either not been cashed or not been cleared) contained in the Company’s accounts as of the close of business on the Closing Date (excluding any amounts delivered by the Buyer to the Company in connection with the consummation of the transactions contemplated by this Agreement), net of the aggregate amount of all drafts, checks or wire transfers issued on such accounts that remain outstanding and uncleared as of the close of business on the Closing Date.

5. Section 2.5(f) of the Agreement is hereby amended by deleting the first sentence thereof and replacing it with the following:

(f) The FS Management Company agrees that it shall retain, and not distribute to its general or limited partners, or to the holders of the Company Common Shares or the Company Options, $3,000,000 of the Preliminary Purchase Price plus the amount delivered to the FS Management Company pursuant to the last sentence of Section 2.5(b) above (the “Net Assets Holdback”) until the Final Closing Date Net Assets Amount has become final and binding on the Parties pursuant to Section 2.5(c) and all amounts required to be paid by the Stockholders’ Representative or the Buyer pursuant to Section 2.5(d) have been paid in full.

6. Section 10.16 of the Agreement is hereby amended by adding the following new subsection (e):

(e) With respect to the rights and obligations of the Stockholders’ Representative relating to the Net Assets Holdback and the Stockholder Holdback in this Agreement, the FS Management Company is hereby substituted for the Stockholders’ Representative throughout this Agreement, and the FS Management Company hereby accepts such substitution and appointment for all such purposes.

7. Waiver. The Buyer hereby acknowledges that it has received each of the Estimated Closing Date Net Assets Amount under Section 2.5(a) of the Agreement, the certificate described in the last sentence of Section 2.5(a) of the Agreement and the supplements to the Company Disclosure Letter described in Section 5.6(b) of the Agreement, and the Buyer hereby waives any failure by the Company to deliver any such item within the time periods set forth in the Agreement. No other waiver is made by the Buyer.

8. Amendment. Except as affected by this Amendment, the Agreement is unchanged and continues in full force and effect. All references to the Agreement shall refer to the Agreement as amended by this Amendment. This Amendment shall be binding upon and inure to the benefit of each of the undersigned and their respective successors and permitted assigns.

9. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.

10. Governing Law. This Amendment shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

BUYER

Hughes Supply, Inc.

By:	/s/ David Bearman
Name:	David Bearman
Title:	Executive Vice President and Chief Financial Officer

STOCKHOLDERS’ REPRESENTATIVE

FS Equity Partners IV, L.P.

By:	FS Capital Partners LLC
Its:	General Partner

	By:	/s/ Jon D. Ralph
	Name:	Jon D. Ralph
	Title:	Managing Member

FS MANAGEMENT COMPANY

Freeman Spogli & Co. LLC

By:	/s/ Jon D. Ralph
Name:	Jon D. Ralph
Title:	Managing Member

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